UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Changes to Senior Management

Regulated Information

May 21, 2010 – 2:30 pm CET

Delhaize Group Announces Senior Management Changes at

Delhaize America

BRUSSELS, Belgium, May 21, 2010 - Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, announced today that Rick Anicetti, Executive Vice President of Delhaize Group and CEO of Delhaize America Shared Services, will leave the organization, effective May 21, 2010. Carol Herndon, currently Senior Vice President of Accounting and Finance of Delhaize America, is named Chief Administrative Officer (CAO) of Delhaize America, reporting to Pierre-Olivier Beckers, President and CEO of Delhaize Group and of Delhaize America.

“I want to thank Rick for his significant contributions to the Company, both as CEO of Food Lion, LLC and as CEO of Delhaize America Shared Services where he helped to lay strong foundations for Delhaize America’s further development,” said Pierre-Olivier Beckers, CEO and President of Delhaize Group.

As CAO of Delhaize America, Carol Herndon will have oversight responsibilities for finance, information technology, legal and government relations, communications, and corporate development. “Carol will bring a wealth of experience and the strong leadership credentials she has earned during her long standing and successful career with the Company to the newly created position of Chief Administrative Officer of Delhaize America,” said Pierre-Olivier Beckers.

Carol joined Food Lion in 1989 and held various senior positions including Executive Vice President of Accounting and Analysis and Information Technology for Food Lion, Chief Accounting Officer for Delhaize America, Chief Financial Officer and Chief Administrative Officer of Food Lion and most recently as Senior Vice President of Accounting and Finance of Delhaize America Shared Services. Before joining Food Lion, Herndon was a manager with Ernst & Young in Winston-Salem. Carol Herndon holds a bachelor’s degree in business administration with a specialization in accounting from the University of North Carolina at Chapel Hill and is a Certified Public Accountant (CPA).

Ron Hodge, Executive Vice President of Delhaize Group and CEO of Delhaize America Operations will add Human Resources for Delhaize America to his current responsibilities. Ron will continue to report to Pierre-Olivier Beckers and serve as member of Delhaize Group’s Executive Committee.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in six countries on three continents. At the end of the first quarter of 2010, Delhaize Group’s sales network consisted of 2 725 stores. In 2009, Delhaize Group posted EUR 19.9 billion (USD 27.8 billion) in revenues and EUR 514 million (USD 717 million) in net profit (Group share). At the end of 2009, Delhaize Group employed approximately 138 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Guy Elewaut: + 32 2 412 29 48	Amy Shue (U.S. investors): +1 704 633 82 50 (ext. 2529)
Geert Verellen: + 32 2 412 83 62	Barbera Hoppenbrouwers (EU media): + 32 2 412 86 69
Aurélie Bultynck: + 32 2 412 83 61
Christy Phillips-Brown (U.S. media) +1 704 633-8250 (ext. 2221)

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: May 24, 2010	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President